================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 19)

                         CARRAMERICA REALTY CORPORATION
                    (FORMERLY NAMED CARR REALTY CORPORATION)

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   144418 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 3, 2001
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].


                         (Continued on following pages)
                              (Page 1 of 11 Pages)
================================================================================

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 2 of 11
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 3 of 11
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 4 of 11
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Realty Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 5 of 11
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 3 of 11
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Office Business Trust (formerly East
            Mixed-Use Realty Investors Trust)

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2869172

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

            This Amendment No. 19 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust) a Maryland real estate investment trust and subsidiary of Operations ("East"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 19 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

            On December 3, 2001, Security Capital Group announced that Carr has filed a prospectus supplement to the shelf registration statement previously requested by Security Capital and filed by Carr pursuant to the Registration Request. Pursuant to the prospectus supplement Security Capital expects to offer 16,872,537 shares of Common Stock in an underwritten public offering (the "Offering"). In connection with the Offering, Security Capital expects also to grant the underwriters an option to purchase an additional 2,530,880 shares of Common Stock to cover over-allotments (the "Option"). If all of the offered shares are sold and the underwriters exercise the Option, Security Capital will no longer own any shares of Common Stock. A copy of the press release announcing the Offering is attached hereto as Exhibit 20 and is incorporated herein by reference. The prospectus supplement is also publicly available through the EDGAR system.

            Notwithstanding the filing of the prospectus supplement and the offering of shares of Common Stock pursuant thereto, there can be no assurance as to the success of the Offering or the terms on which it may take place or whether Security Capital may determine to abandon or change its plans in connection with the Offering. Security Capital Group may not sell any or all of its shares of Common Stock, and intends to continue to actively consider a wide range of transactions with respect to each of its investments, including Carr, and may, from time to time, enter into discussions with Carr and/or third parties, concerning Security Capital Group's holdings of Common Stock and possible future extraordinary transactions involving Security Capital Group and Carr, which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Security Capital Group also reserves the right, based on all relevant factors, and consistent with its contractual obligations, to change its investment intent with respect to Carr at any time in the future, to dispose of all or a portion of its holdings of Common Stock, or to change its intention with respect to any or all of the matters referred to in this Schedule 13D. However, any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital Group's investment in Carr including, without limitation, the relevant "standstill" provisions of the Stockholders Agreement as previously described in this Schedule 13D. Nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions and covenants, to modify any such provisions or to encourage Carr or any other person to do so.

            In reaching any conclusion as to its future course of action, including whether or not to sell its shares of Common Stock in the Offering, Security Capital Group will take into consideration various factors, such as Carr's business and prospects, other developments concerning Carr, other business opportunities available to Security Capital Group, developments with respect to the business of Security Capital Group, its contractual obligations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and of Security Capital Group's own common stock. There can be no assurance as to whether Security Capital Group will take any action with respect to its ownership of Common Stock, or enter into any discussions with Carr or with any third parties with respect to the Common Stock or Carr, whether such discussions will lead to any transaction that might be considered or agreed to by any third party, Carr or Security Capital Group, the terms of any such transaction, or the timing or certainty of any such transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 20 Security Capital Group Press Release dated December 3, 2001.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            -----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Senior Vice President and
                                                    Secretary


                                         SC CAPITAL INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            -----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary


                                         SC REALTY INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            -----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            -----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary

                                         SECURITY CAPITAL OFFICE BUSINESS TRUST


                                         By: /s/ Jeffrey A. Klopf
                                            -----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary



            December 3, 2001

                                  Exhibit Index


Exhibit 20 Security Capital Group Incorporated Press Release dated December 3, 2001.